MDC Acquisition Partners Inc.

950 Tower Lane, Suite 800

Foster City, CA   94404

650-854-6000 (phone)

650-854-0853 (fax)

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0510

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

RE:	MDC Acquisition Partners Inc., Registration Statement on Form S-1, No. 333-126379

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, MDC Acquisition Partners Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.

The Registrant no longer intends to proceed with a registered public offering of its securities. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registration Statement has not been declared effective and no securities have been sold in connection with the offering relating to such Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at MDC Acquisition Partners Inc., 950 Tower Lane, Suite 800, Foster City, California 94404, and to Gian-Michele a Marca, Esq., at Cooley Godward Kronish LLP, 101 California Street, San Francisco, California 94111.

If any further information is required in connection with this matter, please contact Gian-Michele a Marca at (415) 693-2148.

Very truly yours,

MDC Acquisition Partners Inc.

By:
/s/ Robert B. Hellman
Robert B. Hellman
Chief Executive Officer

cc:	Gian-Michele a Marca, Cooley Godward Kronish LLP